SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

(Amendment No. 4)

Under the Securities Exchange Act of 1934

Enphase Energy, Inc.

(Name of Company)

Common Stock, $0.00001 per share

(Title of Class of Securities)

29355A107
(CUSIP Number)

Joshua L. Targoff
Third Point LLC
390 Park Avenue, 19th Floor
New York, NY 10022
(212) 715-3880

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Morgan D. Elwyn, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8981

May 11, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29355A107	Page 2 of 7 Pages
1	NAME OF REPORTING PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)* OO

CUSIP No. 29355A107	Page 3 of 7 Pages
1	NAME OF REPORTING PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)* IN

CUSIP No. 29355A107	Page 4 of 7 Pages
1	NAME OF REPORTING PERSON Third Point Advisors II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)* OO

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is being filed with respect to the Common Stock, par value $0.00001 per share (the “Common Stock”), of Enphase Energy, Inc., a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed on April 9, 2012 (as amended by Amendment No. 1 thereto filed on August 21, 2014, Amendment No. 2 thereto filed on September 30, 2016 and Amendment No. 3 thereto filed on March 20, 2017, the “Schedule 13D”).  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13D.

This Amendment No. 4 is being filed on behalf of Third Point LLC, a Delaware limited liability company (the “Management Company”), Daniel S. Loeb, an individual (“Mr. Loeb”). and Third Point Advisors II L.L.C., a Delaware limited liability company (“Third Point Advisors”, and together with the Management Company and Mr. Loeb, the “Reporting Persons”).

The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the “Funds”).  Third Point Advisors serves as the general partner of certain of the Funds.  The Management Company and Mr. Loeb may be deemed to have beneficial ownership over shares of Common Stock directly beneficially owned by the Funds, by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

This Amendment is being filed to report that none of the Reporting Persons beneficially own more than 5% of the Common Stock.

This Amendment No. 4 is being filed to amend Item 5 of the Schedule 13D as follows:

Item 5.          Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are amended to reflect the following:

(a) As of the date of this Amendment No. 4, none of the Reporting Persons beneficially own any shares of Common Stock.

 (b) As of the date of this Amendment No. 4, none of the Reporting Persons beneficially own any shares of Common Stock.

(c) Since the filing of Amendment No. 3,  Mr. Loeb and the Funds sold the following shares of Common Stock of the Company:

Reporting Person	Sold Shares	Price Per Share	Date
Mr. Loeb	423,648	$ 0.80	5/11/2017
Funds	5,857,568	$ 0.80	5/11/2017
Funds	25,000	$ 1.06	5/11/2017
Funds	285,576	$ 1.09	5/10/2017
Funds	80,843	$ 1.15	5/9/2017

(e) Based on the information disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s outstanding Common Stock as of May 11, 2017.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2017	THIRD POINT LLC

	By:	Daniel S. Loeb,
Chief Executive Officer

	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

Dated: May 15, 2017	DANIEL S. LOEB

	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

Dated: May 15, 2017	THIRD POINT ADVISORS II L.L.C.

	By:	Daniel S. Loeb,
Managing Director

By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact